United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F ☐

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(Check One) Yes  ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	69

x

 Malaysia Distribution Center Mohd Darus bin Hasib Vale’s Performance in 2Q18

www.vale.com vale.ri@vale.com Tel.: (55 21) 3485-3900 App Vale Investors & Media iOS: https://itunes.apple.com/us/app/vale-investor-media-portugues/id1087134066?ls=1&mt=8 Android: https://play.google.com/store/apps/details?id=com.theirapp.valeport Investor Relations Department André Figueiredo André Werner Carla Albano Miller Fernando Mascarenhas Samir Bassil Bruno Siqueira Clarissa Couri Renata Capanema B3: VALE3 NYSE: VALE EURONEXT PARIS: VALE3 LATIBEX: XVALO Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with IFRS. Our quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Companhia Portuária da Baía de Sepetiba, Mineração Corumbaense Reunida S.A., Minerações Brasileiras Reunidas S.A. PT Vale Indonesia Tbk, Salobo Metais S.A, Vale International Holdings GMBH, Vale Canada Limited, Vale International S.A., Vale Manganês S.A., Vale Malaysia Minerals Sdn. Bhd., Vale Moçambique S.A., Vale Nouvelle-Calédonie SAS, Vale Oman Pelletizing Company LLC and Vale Oman Distribution Center LLC.

Vale's performance in 2Q18

US$ 3.9bi Total EBITDA →	US$ 705 mi Capital Expenditures ↓ 21%	US$ 778 mi Base Metals EBITDA ↑ 21%
US$ 28.8/t Iron ore EBITDA breakeven ↓ US$ 1.7/t	US$ 7.1/t Iron ore premiums ↑ US$1.9/t	US$ 11.5 bi Net Debt ↓ 23%

Chief Executive Officer Mr. Fabio Schvartsman commented on the 2Q18 results: *"I am pleased that several of the main aspects of our strategy were highlighted in the last quarter. We have shown significant progress in **predictability**, **flexibility**, **cost** management, discipline in **capital allocation** and **diversification** through our own assets."*

I. Predictability

- We achieved another strong financial performance in 2Q18, with an adjusted EBITDA of US$ 3.9 billion, in line with the previous quarter as anticipated, overcoming the challenges of lower prices and supply disruptions in Brazil.

II. Flexibility

- **Production and sales records:** we had a strong performance in 2Q18, proactively dealing with the difficulties imposed by the nationwide truck drivers' strike in Brazil, achieving records in iron ore production (96.8 Mt) and sales (86.5 Mt[1]) for a second quarter.

- **Quality premiums:** continuous growth in quality premiums over the last quarters led to records in iron fines (US$ 7.1/t) and nickel Class I products (US$ 1,430/t) in 2Q18, as a result of the active optimization of our flexible supply chain and of our premium product portfolio.

III. Costs

- **48 new ships with freight US$ 5/t lower:** we reached an important milestone in the implementation of our strategy to offset the effects of our geographical position on freight rates by concluding the negotiations of long-term Contracts of Affreightment with different shipowners. These shipowners intend to employ approximately 47 new Very Large Ore Carriers and one new Valemax, all equipped with scrubbers, covering approximately 62 Mtpy of our transportation needs. The average freight rates of these new contracts is about US$ 5/t lower than our current average freight cost.

[1] Iron ore and pellets sales volumes.

3

  Iron ore costs: we managed the challenges of a complex quarter and delivered a C1 cash cost in line with 1Q18. Vale’s C1 cash cost2 is expected to decrease to an average distinctly lower than US$ 13.0/t in 2H18, benefiting from the competitiveness of growing S11D volumes, seasonally lower costs and higher production.  Iron ore and pellets competitiveness: we reached another landmark by breaking the US$ 30/t barrier for our iron ore fines and pellets EBITDA breakeven3 in 2Q18, which reached US$ 28.8/dmt as a result of a better price realization and stronger pellets performance. IV. Capital Allocation  Buyback: we are announcing a share buyback program of US$ 1 billion to be executed within the period of one year, as we believe this is one of the best investments for our excess cash, working towards making Vale the global mining player that generates most value for its shareholders.  Dividend: Vale’s new dividend policy is the beginning of a new era for Vale’s shareholders. Pursuant to this, we are announcing US$ 2.054 billion4 of shareholder remuneration to be paid in September 2018, the highest remuneration for a semester since 2014.  High return investment: the Voisey’s Bay underground mine expansion project was transformed into a high return investment by the cobalt stream deal. The transaction secures a significant share of the total capex required for the project while maintaining 40% of future cobalt exposure in the mine. We are committed to optimizing margins and maintaining the optionality for the scenario of higher demand for nickel.  Indebtedness: net debt was reduced to US$ 11.5 billion in 2Q18, the lowest level since the second quarter of 2011, bringing us close to our target, supported by the highest second quarter free cash flow in 10 years, amounting to US$ 3.1 billion in 2Q18. Net debt has been reduced by almost US$ 11 billion over the last 12 months. V. Diversification  Vale is committed to diversifying its cash generation by optimizing its own assets. In 2Q18, Vale’s Base Metals EBITDA amounted to 20% of the company’s EBITDA anchored in higher volumes of nickel, copper and by-products and higher realized premiums for nickel. 2 At current exchange rate BRL 3.85/USD. 3 Measured by unit cash costs and expenses on a landed-in-China basis (and adjusted for quality, pellet margin differential and moisture, excluding ROM). 4 Shareholder remuneration will be paid in BRL and the USD amount presented here is equivalent to the July 24th, 2018 exchange rate between BRL and USD.

 Chief Financial Officer Mr. Luciano Siani Pires highlighted: “We are close to achieving our net debt target and we can already perceive the benefits of carrying lower indebtedness on our credit rating, with the recent upgrade from Moody’s, and also on our gross interest, which were reduced by 30% from about US$ 900 million in 1H17 to US$ 630 million in 1H18.” Financial highlights  Underlying earnings improved to US$ 2.094 billion in 2Q18 from US$ 1.787 billion in 1Q18.  Capex guidance for 2018 has been revised down to US$ 3.6 billion. Capital Expenditures reached US$ 705 million in 2Q18, the lowest level for a second quarter in the last 13 years, consistent with the lower capex execution planned for 2Q18. Mr. Peter Poppinga, Executive Officer for Ferrous Minerals and Coal commented: “Based on our general positioning of high quality products in the iron ore business, we are progressively building up our differentiation strategy and simultaneously continuing to pursue the value over volume margin optimization approach. The quality premium on Vale’s realized price achieved a record US$ 7.1/t in 2Q18, showing that Vale is well positioned to benefit from the structural “flight to quality” trend. This not only values Vale’s high iron content, but also our low impurity levels, such as alumina and phosphorous, as seen in the realized premiums for the Brazilian Blend Fines”. Ferrous Minerals  The Ferrous Minerals business had another outstanding result in 2Q18, with an adjusted EBITDA of US$ 3.228 billion in 2Q18, due to higher volumes and better premiums, reflecting: (i) Vale’s marketing efforts to position its premium product portfolio; (ii) the flexibility of the operations; (iii) the active supply chain management; (iv) the share of premium products in total sales; and (v) stronger market premiums.  Vale has been reducing its time-to-market as it increases its capillarity through the distribution centers closer to end-customers in Asia, which also has the positive side effect of improving the predictability of its results, by reducing the price adjustments related to market reference index price variations, due to the decrease in the share of the provisional pricing mechanism. Mr. Eduardo Bartolomeo, Executive Officer for Base Metals commented: “We are committed to optimizing our nickel strategy, which encompasses much more than just the overall increase in prices. We are seeking higher value opportunities for our Class I and Class II Battery-suitable products, as well as maintaining discipline in production to dynamically address market demand and margin maximization.”

 Base Metals  Adjusted EBITDA was US$ 778 million in 2Q18, an increase of 21% vs. 1Q18, mainly as a result of higher nickel and copper realized prices, higher by-product volumes and higher nickel and copper volumes, partially offset by higher costs.

 Market overview IRON ORE Iron ore 62% Fe reference price averaged US$ 65.3/dmt in 2Q18, an increase of 4% YoY as steel production continued healthy worldwide, however it represents a decrease of 12% from 1Q18 when both steel and iron ore prices were at a high level resulting from restocking and winter restrictions on steel capacity in China. Steel production as reported by the National Bureau of Statistics in China of 238 Mt in 2Q18 is the strongest ever recorded quarter and represents an increase of 13% compared to 1Q18 and of 8% YoY. Strong machinery and construction sector activity continues to prop up steel demand whilst Chinese central and city governments intensify the rigor of pollution emissions control also outside the winter season. Tangshan city government is adopting further steel cuts to escape the list of worst air quality in 74 cities and other cities are expected to follow suit. The continuity of steel and hot metal production controls has contributed to higher steel prices and steel margins. In turn, steel-makers continue to look for higher Fe grade and low alumina iron ore to increase productivity whilst lowering emissions, supporting the structural flight to quality trend. In this scenario, Vale is well positioned as a major supplier of sinter fines combining high Fe and low alumina but also a major supplier of pellets. Aside from China, both steel and hot metal production continue growing as global steel demand continues healthy and facing fewer risks as the world economy has been strong. Steel production is especially increasing in South East Asia as mills ramp up production and new projects emerge to meet increasing regional steel consumption. COAL In 2Q18, the seaborne coking coal exports market improved relatively after a tight supply in 1Q18, despite some logistic constraints in Australia. The metallurgical coal seaborne prices dropped by 16.7% compared with 1Q18, but were consistent within a small variation averaging US$ 190.23/t. This quarter has seen very high supply coming from Australia and some restocking in India, with higher imports in 2Q18 preparing for the monsoons. In the thermal coal market, the price has been robust and continued to increase through 2Q18, being the strongest in the last six years as a result of strong demand from Europe’s power market and domestic coal constraints in India. The prices peaked at the end of the quarter with CIF ARA5 reaching a high of US$ 98.31/t and 5 Amsterdam, Rotterdam and Antwerp.

 Richards Bay FOB Index a high of US$ 106.4/t despite import restrictions in China. The average prices during the quarter were US$ 89.2/t CIF ARA and US$ 100.3/t FOB Richards Bay. NICKEL LME nickel prices continued improving during 2Q18 to an average of US$ 14,476/t, from US$ 13,276/t, in 1Q18, representing the strongest pricing quarter since 1Q15. Total exchange inventories (LME and SHFE) continued to decline closing at 299 kt, by the end of 2Q18, down 112 kt since the beginning of 2018. LME stocks at the end of the 2Q18 stood at 272 kt, declining 48 kt since the end of 1Q18 and 95 kt since the end of 2017. Similarly, inventories on the SHFE declined by 17 kt to 27 kt since the end of 2017. The decline in inventories is a strong indicator that the markets remained in deficit in 2Q18. Global stainless-steel production increased 8.6% in 2Q18 relative to 2Q17, while electric vehicles (EVs) sales worldwide grew 69% in 2Q18 relative to 2Q17. Demand for nickel in other applications continues to be positive, particularly in the super-alloy and plating sectors. Supply increased by approximately 6% in 2Q18 relative to 2Q17. This growth was mainly in Class II (NPI) material (+9% YoY), with Class I material increasing slightly (+1.5% YoY). The near-term outlook for nickel remains challenging, as Indonesian ore exports effectively remove any ore availability issues for Chinese domestic NPI production. Chinese production was impacted by environmental policy enforcement as well as capacity limitations. In addition, Indonesian domestic NPI production will continue growing as operations ramp up, but this is increasingly integrated into Indonesian stainless steel production, thus leading to a potential decrease in NPI exports. On the demand side, stainless is projected to continue growing, while demand for batteries in EVs will grow at an accelerated pace. Overall the market is expected to reflect a larger deficit in 2018 than in 2017. Despite this deficit, prices tend to be volatile as macroeconomic factors, such as the ongoing trade dispute between major powers, introduce risks to the market, while significant inventories act as a buffer to price recovery. The long-term outlook for nickel continues to be positive. Nickel in electric vehicle batteries will become an increasingly important source of demand growth particularly as battery chemistry favors higher nickel content due to lower cost and higher energy density. Capital investment for new projects and replacement volumes have been deferred within the context of challenging economic conditions. Capital is starting to flow back into the industry given the recovery in price. However, the timing of investments means production increase will lag and this will widen future deficits given continued demand growth. COPPER The LME copper price averaged US$ 6,872/t in 2Q18, a decrease of 1% from 1Q18 (US$ 6,961/t); however, it is still 21% higher than 2Q17 (US$ 5,662/t).

 Copper inventories on all exchanges, LME, SHFE and COMEX, decreased in 2Q18 vs. 1Q18 by 89 kt, 42 kt and 10 kt, respectively. Overall, inventories across all three exchanges decreased by 141 kt over the same period. Global demand increased approximately 2% in 2Q18 vs. 2Q17. In China, demand increased 2.5% in the same period and was driven primarily by increased infrastructure investment. On the supply side, global refined copper production increased 0.3% over 2Q18 vs. 2Q17. The near-term outlook for copper remains cautious. Although demand is expected to grow, supply is expected to keep pace, unlike in 2017, which saw supply growth lag demand due to disruptions. As a result, the market is forecast to remain essentially balanced for the year. The long-term outlook for copper is positive. Copper demand is expected to grow, partly driven by the increasing investment in renewable energy, as well as infrastructure investments, while future supply growth is challenged, given declining ore grades and the need for greenfield investment. COBALT Cobalt prices averaged US$ 87,718/t in 2Q18 an increase of 7% when compared to 1Q18. The reason for this continuous increase in price is growing demand from the electric vehicle battery market together with anticipated future demand growth. Cobalt is one of the key metals, besides nickel, for producing the highest energy density batteries for use in electric vehicles. The cobalt market needs to grow significantly in order to feed into battery demand – but unlike other metals, cobalt is predominantly a by-product of nickel and copper mining. This means that it does not have the flexibility to respond to demand pressures as readily as other commodities. Moreover, much of the cobalt comes from the DRC, which introduces the added factors of ethical sourcing issues as well as reliance on operations in an unpredictable jurisdiction. The near-term outlook for cobalt is also mixed. Although demand for cobalt is increasing, supply is expected to increase as well, given the start-up of major cobalt production in the DRC. This means that the market could be well supplied over the near term. The long-term outlook for cobalt is mixed with potential downside relative to spot prices today. Although demand is well supported by the battery market, chemistry developments are trending towards minimizing cobalt given today’s prices as well as issues with ethical sourcing from the DRC. On the supply side, given the need to grow nickel supply, the nickel industry will increase its contribution of cobalt units into the market, essentially keeping the cobalt requirements well supplied.

 Operating revenues Net operating revenues in 2Q18 were US$ 8.616 billion, in line with 1Q18, mainly due to higher sales volumes for Ferrous Minerals (US$ 104 million) and Base Metals (US$ 160 million) and higher sales prices for Base Metals (US$ 77 million), being offset by lower Ferrous Minerals sales prices (US$ 309 million). The resilience of Vale’s employees together with the flexibility of its supply chain, in an adverse environment caused by the nationwide truck drivers’ strike, led to record production and sales volumes for a second quarter of iron ore6 and pellets. Iron ore production totaled 96.8 Mt in 2Q18, 4.9 Mt higher than in 2Q17. Iron ore and pellets sales totaled 86.5 Mt in 2Q18, 4.8 Mt higher than in 2Q17. Net operating revenue by destination Total 8,616 100.0 8,603 100.0 7,235 100.0 6 Including third party purchases, run-of-mine and feed for pelletizing plants.

 Net operating revenues by destination in 2Q18 Net operating revenue by business area

Costs and expenses

COST OF GOODS SOLD (COGS)

COGS[7], net of depreciation, totaled US$ 4.550 billion in 2Q18, remaining practically in line with 1Q18. Ferrous Minerals costs remained practically in line with 1Q18, after adjusting for the effects of higher volumes, as the positive impact of exchange rate variation and higher dilution of fixed costs on higher production volumes were offset by: (i) exogenous factors, such as higher bunker oil prices, higher spot freight rates and the one-off impact of the truck drivers' strike; and, (ii) seasonally higher maintenance costs. The Base Metals segment was mainly affected by lower production at VNC site that impacted the dilution of fixed cost and the pro-cyclical effects of higher nickel prices.

Further details regarding cost performance are provided in the "Performance of the Business Segments" section.

COGS by business segment

US$ million	2Q18	%	1Q18	%	2Q17	%
Ferrous Minerals	3,507	65%	3,445	66%	3,142	62%
Base Metals	1,417	26%	1,303	25%	1,452	28%
Coal	379	7%	400	8%	377	7%
Other products	74	1%	76	1%	131	3%
Total COGS	**5,377**	**100%**	**5,224**	**100%**	**5,102**	**100%**
Depreciation	827		828		852	
COGS, ex-depreciation	**4,550**		**4,396**		**4,250**	

[7] COGS currency exposure in 2Q18 was as follows: 52% BRL, 34% USD, 12% CAD and 2% EUR.

12

 Total expenses, excluding depreciation, amounted to US$ 356 million in 2Q18, in line with 1Q18. SG&A, excluding depreciation, totaled US$ 109 million in 2Q18, US$ 4 million higher than in 1Q18, mainly due to higher provision for doubtful debts (US$ 6 million) and higher commissions on sales by third parties (US$ 3 million), partially offset by lower administrative expenses (US$ 8 million) due to BRL depreciation against USD. R&D expenses totaled US$ 92 million in 2Q18, US$ 23 million, or 33.3%, higher than in 1Q18, following the usual seasonality of lower disbursements in the first quarter of the year and due to some important R&D programs, such as the digital transformation program (see Investments section for further details), and the increase of geological research in the Northern and Southeastern systems. Pre-operating and stoppage expenses, excluding depreciation, totaled US$ 46 million in 2Q18, US$ 6 million lower than in 1Q18, mainly due to lower S11D pre-operating expenses (US$ 5 million). Following S11D current ramp-up profile, pre-operating expenses related to S11D are expected to be zero as of 1Q19. Other operating expenses were US$ 109 million in 2Q18, US$ 16 million lower than in 1Q18, mainly as a result of lower contingencies. Expenses US$ million 2Q18 1Q18 2Q17 Others161212 Selling341219 R&D 92 69 80 Depreciation344552 Expenses ex-depreciation356351338

 Costs and expenses US$ million 2Q18 1Q18 2Q17

 Adjusted earnings before interest, taxes, depreciation and amortization Adjusted EBITDA was US$ 3.902 billion in 2Q18, remaining practically in line with 1Q18 despite lower iron ore and metallurgical coal market reference prices, as a result of higher volumes across the business, higher premiums and the positive impact of BRL depreciation against USD. Quarterly adjusted EBITDA for Ferrous Minerals was US$ 3.228 billion in 2Q18, mainly due to higher sales volumes and better average premiums, reflecting: (i) marketing efforts to position Vale’s premium product portfolio; (ii) the flexibility of the operations; (iii) the active supply chain management; (iv) the share of premium products in total sales; and (v) stronger market premiums. Adjusted EBITDA of the Base Metals business segment was US$ 778 million in 2Q18, increasing US$ 134 million vs. 1Q18 (21%), mainly as a result of higher nickel and copper realized prices, higher by-product volumes and higher nickel and copper volumes, partially offset by higher costs. Adjusted EBITDA of the Coal business segment was US$ 45 million in 2Q18, decreasing US$ 59 million vs. 1Q18, mainly due to the lower Nacala Logistics Corridor (NLC) debt service to Vale, as anticipated in 1Q18, following the takeout in March 2018 of part of the shareholders loans conceded for the construction of NLC (US$ 31 million), and lower metallurgical coal price (US$ 26 million). Other business segments Adjusted EBITDA was negative US$ 149 million, improving US$ 36 million vs. 1Q18, mainly due to higher dividends received from CSI and Aliança Energia.

 Adjusted EBITDA US$ million 2Q18 1Q18 2Q17 Net operating revenues8,6168,6037,235 COGS (5,377) (5,224) (5,102) Adjusted EBITDA by business area US$ million 2Q18 1Q18 2Q17

 Underlying earnings Despite the stable Adjusted EBITDA, Vale showed an improvement of 17.2% on its underlying earnings in 2Q18 vs 1Q18, increasing to US$ 2.094 billion from US$ 1.787 billion mainly as a result of the positive impact on income tax (US$ 337 million) of the shareholder remuneration declared as interest on equity. Underlying earnings excludes the non-cash impacts from the net income such as: (i) the effect of the depreciation of BRL on USD denominated debt (US$ 2.333 billion8); (ii) the provision of US$ 391 million related to Renova Foundation funding obligations and short-term facilities to Samarco (US$ 20 million); and (iii) the mark-to-market of shareholder debentures (US$ 304 million). All the adjustments resulted in income tax of US$ 1.035 billion in the underlying earnings. As a consequence of the non-cash impacts, net income was US$ 76 million in 2Q18 vs. US$ 1.590 billion in 1Q18. Underlying earnings US$ million 2Q18 1Q18 2Q17 ¹ Includes foreign exchange variation, shareholder debentures and currency and interest rate swaps. Net financial results totaled a loss of US$ 3.055 billion mainly due to the BRL depreciation (16%) against the USD from BRL 3.3238/ USD as of March 31st, 2018 to BRL 3.8558/ USD as of June 30th, 2018. Non-cash effects such as the impacts of the BRL depreciation and the mark-to-market of shareholder debentures represented almost 85% of the net financial loss in 2Q18. On the other hand, as Vale is reducing its gross debt as part of the deleveraging process, the second quarter showed another important reduction of gross interest to US$ 294 million in 2Q18 from US$ 450 million and US$ 336 million in 2Q17 and 1Q18, respectively. 8 Includes currency and interest rate swaps.

 Financial results US$ million 2Q18 1Q18 2Q17 Financial expenses(781)(647)(711) Gross interest (294) (336) (450) Financial result, net (3,055) (624) (1,339) ¹The net derivatives loss of US$ 306 million in 2Q18 is comprised of settlement gain of US$ 92 million and mark-to-market loss of US$ 398 million. ² Other derivatives include bunker oil derivatives which, for 2Q18 were US$ 66 million. Equity income from affiliated companies Equity income from affiliated companies showed a gain of US$ 41 million in 2Q18. The main contributors to equity income were the leased pelletizing companies in Tubarão (US$ 72 million), CSI (US$ 19 million), MRS (US$ 18 million) and VLI (US$ 14 million), which were partly offset by losses from CSP (US$ 82 million). CSP losses were mainly due to the non-cash impact of the BRL depreciation on its USD denominated debt.

 Shareholders’ remuneration Following Vale’s deleveraging path, on March 29th, 2018 Vale announced a new shareholder remuneration policy that was designed to be both aggressive and sustainable over a long period of time, to be applied in any price scenario allowing further predictability regarding the payment dates and the amount to be distributed. The new policy became effective as of the results of the first half of 2018. Therefore, according to the new policy, the 1H18 result translates into a shareholder remuneration of US$ 2.054 billion9, which is equivalent to an annualized dividend yield of approximately 6%10. This remuneration will be paid in BRL on September 20th, 2018, part as interest on equity (US$ 1.816 billion) and part as dividends (US$ 238 million) and is a result of the threshold of 30% over adjusted EBITDA less sustaining investments for 1H18. In addition to the abovementioned shareholders’ remuneration, the Board of Directors approved a US$ 1 billion share buy-back, as Vale believes this is one of the best investments for its excess cash following the strong cash performance in the first half, the accelerated deleveraging profile and the positive outlook for its operational and financial performance. Further details are provided in the press release dated July 25th, 2018: “Vale announces payment of shareholder remuneration and share buyback program” 9 Shareholder remuneration will be paid in BRL and the USD amount presented here is equivalent to the July 24th, 2018 exchange rate between BRL and USD. 10 As of July 24th, 2018 stock price.

 Capital expenditures have reached the lowest level for a second quarter since 2005, totaling US$ 705 million in 2Q18 with US$ 205 million in project execution and US$ 500 million in sustaining capital. The cobalt streaming deal announced in June enabled the development of the Voisey’s Bay underground mine extension project (VBME), Vale’s first significant investment announcement in recent years. VBME will replace existing Voisey’s Bay mine production, thus being recorded as a sustaining investment for the purpose of the dividend policy. The guidance for investments has been reduced to US$ 3.6 billion for 2018, benefiting from the devaluation of the BRL against USD. Project Execution and Sustaining by business area Project execution Investment in project execution totaled US$ 205 million in 2Q18, a decrease of US$ 156 million when compared to 1Q18, due to rolling stock being purchased in 1Q18, according to Vale’s budget. S11D (including mine, plant and associated logistics – CLN S11D) achieved combined physical progress of 96% in 2Q18 with the mine site concluded and 94% progress at the logistic infrastructure sites. The duplication of the railway reached 89% physical progress with 558 Km duplicated and together with the successful S11D mine and plant ramp-up enabled Vale’s 2Q18 iron ore production volume to achieve a record for a second quarter.

S11D Logistics – Duplication of the railway Capital projects progress indicator11 a Net ad ditional capacity. b Original capex bud get of US $ 1 1.58 2 billion. 11 Pre-operating expenses were not included in the estimated capex for the year, although included in the total estimated capex column, in line with Vale’s Board of Directors approvals. Estimated capex for the year is only reviewed once a year.

Sustaining capex Sustaining capital expenditure totaled US$ 500 million in 2Q18, slightly lower when compared to 1Q18, as planned on Vale’s budget. For 2H18, sustaining capex should increase due to higher investments in the Ferrous Minerals, investments in VBME and the usual seasonality of disbursements in the second half of the year. The Ferrous Minerals and Base Metals business segments accounted for 58% and 38%, respectively, of total sustaining capex in 2Q18. Vale’s strategy to adopt a rigorous capital allocation process based on returns was translated into: (i) lower nickel sustaining investments, as non-performing assets in nickel were placed in care and maintenance, (ii) higher investments in Ferrous Minerals due to the restart of the pelletizing plants, leveraging on the higher pellet premium, as shown in the evolution of sustaining investments by business; and (iii) investments in digital transformation and automation of the Iron Ore and Logistics operations. Evolution of sustaining capital by business Sustaining capex in the Base Metals business segment was mainly for: (i) operational improvements (US$ 108 million); (ii) enhancements in the current standards of health and safety, social and environmental protection (US$ 71 million); and (iii) maintenance improvements and expansion of tailings dams (US$ 7 million). The VBME project, will use the existing concentrator, port and support facilities, as well as the Long Harbour Processing Plant, leading to reduced implementation risks. The scope of the VBME project includes: (i) underground development to access the two deposits; (ii) fresh and return air fans; (iii) increased power generation and fuel storage; (iv) expansion to accommodations, offices, warehousing and maintenance shops; (v) upgrades to water and sewage treatment facilities; and (vi) paste backfill and shotcrete plants. Total investments are estimated at US$ 1.7 billion, with first full year of underground production in 2021.

Sustaining capital for the Ferrous Minerals business segment included, among others: (i) enhancements and replacements in operations (US$ 197 million); (ii) improvements in the current standards of health and safety, social and environmental protection (US$ 44 million); and (iii) maintenance, improvement and expansion of tailings dams (US$ 33 million). Maintenance of railways and ports in Brazil and Malaysia accounted for US$ 78 million.

Sustaining capital for the Ferrous Minerals business segment is expected to increase in the second half of 2018, mainly due to the seasonality higher disbursement in the second half of the year and the digital transformation program.

Vale's Executive Board approved a multi-year program of digital transformation and automation of its Iron Ore and Logistics operations. By 2Q18 were approved: 61 projects in the Northern System, 56 projects in the Southeastern System and 44 projects in pellets. The main projects being developed are: (i) autonomous trucks in Brucutu mine, which up to July mined over 10 Mt; (ii) a new dispatch system in Carajás; (iii) new production monitoring and decision making process; (iv) on-board systems on the trains to operate semi-autonomously; among others. These investments will be registered to sustaining capex and will be disbursed from 2018 until 2023, totaling US$ 250 million. The objective of the program is circa US$ 0,50/t cost reductions.

Replacement projects progress indicator[12]

Project	Capacity (Ktpy)	Estimated start-up	Executed capex (US$ million)		Estimated capex (US$ million)		Physical progress
			2018	Total	2018	Total	
Base Metals project							
Voisey's Bay Mine Extension	40	1H21	34	94	141	1,694	9%

Sustaining capex by type - 2Q18

US$ million	Ferrous Minerals	Coal	Base Metals	Total
Operations	197	11	108	316
Waste dumps and tailing dams	33	-	7	40
Health and Safety	36	1	7	43
Social investments and environmental protection	8	6	64	78
Administrative & Others	18	1	3	22
Total	293	19	189	500

[12] Pre-operating expenses were not included in the estimated capex for the year, although included in the total estimated capex column, in line with Vale's Board of Directors approvals. Estimated capex for the year is only reviewed once a year.

23

 Corporate social responsibility Investments in corporate social responsibility totaled US$ 136 million in 2Q18, of which US$ 111 million dedicated to environmental protection and conservation and US$ 25 million to social projects. Sustainability is one of Vale’s strategic pillars. In July 2018, Vale approved a new sustainability organizational structure developed to improve the approach and results. With a new governance, a dedicated sustainability team, resources, innovation and strategic focus, Vale is set to become a reference in sustainability by 2023. Vale is focusing on: (i) a strong risk management; (ii) an effective environmental, social and human rights impact management of its operations; (iii) business innovation; (iv) voluntary environmental and social strategic investment aligned with the Sustainable Development Goals; and, (v) public policies through cross sector partnerships which will be prioritized by the level of impact. The main goals of Vale’s sustainability strategy are:  Reduce carbon emissions by 5% until 2020, in addition it will be defined a new post-2020 challenge.  Recover approximately 1,500 hectares of degraded areas in 2018.  Define a new water resource utilization goal, which consists in the global reduction of new water catchment by 2030.  Double the average income of approximately 350 local entrepreneurs in 2018.  Improve the Brazilian Education Development Index in the regions where Vale operates.  Reduce of infant mortality and water diseases, and increase access to basic health in the communities where Vale operates, in 2018 the focus is on 350 families and 30 basic health units.  Contribute to the development of the socioeconomic situation and work to improve past resettlements in Mozambique.

 Portfolio Management Vale concluded and received the proceeds in the amount of US$ 255 million for the sale of its fully owned subsidiary Vale Cubatão Fertilizantes Ltda in May 2018. In June 2018, Vale completed the cobalt stream transaction related to the cobalt by-product of the Voisey’s Bay mine, unlocking the underground mine expansion project for a total upfront payment of US$ 690 million.

 Free cash flow Free cash flow was US$ 3.096 billion in 2Q18, the highest for a second quarter in the last ten years. The strong cash generation in 2Q18 enabled the successful deleveraging achieved in the quarter, with US$ 1.834 billion of debt repayment and simultaneous cash increase of US$ 1.262 billion. Free Cash Flow 2Q18 US$ million

 Debt indicators Vale has continued to reduce its net debt, falling to US$ 11.519 billion as of June 30th, 2018, decreasing by US$ 3.382 billion from March 31st, 2018, being Vale’s highest net debt reduction on a quarterly basis and the lowest net debt level since 2Q11. Leverage measured by net debt to LTM13 adjusted EBITDA decreased to 0.7x, the lowest level since 1Q12. The debt decrease was supported by strong cash generation and cash inflows of US$ 945 million from our divestment program through the completion of the sale of our subsidiary Vale Cubatão Fertilizantes Ltda (US$ 255 million) together with the closing of the cobalt stream transaction unlocking the Voisey’s Bay underground mine expansion project (US$ 690 million). Gross debt amounted to US$ 17.906 billion as of June 30th, 2018, decreasing by US$ 2.370 billion from March 31st, 2018 and by US$ 9.946 billion from June 30th, 2017. The decrease in gross debt compared to the end of last quarter was mainly due to net debt repayments14 of US$ 2.108 billion in 2Q18. In April 2018, Vale Overseas Limited completed the redemption of its 4.625% guaranteed outstanding notes due 2020 in the amount of US$ 499 million. In June 2018, Vale S.A. concluded an offer to purchase its 5.625% notes due 2042 in the amount of US$ 980 million. On July 23rd, 2018, Moody’s upgraded Vale to the investment grade rating Baa3 from Ba1. Therefore, Vale is once again classified as investment grade by the four largest rating agencies. The upgrade reflects Vale’s continued improvement in its credit metrics supported by high quality production profile, competitive cost position and asset portfolio of long lived assets of iron ore, nickel, copper and coal. The improvement in the market perception of Vale’s credit risk is the result of Vale’s performance and deleveraging, along with capital allocation discipline, cost management, diversification through its own assets and the commitment to become a more predictable company. 13 Last twelve months. 14 Debt repayments less debt additions. Include interest payments.

 Debt position Gross debt after currency and interest rate swaps was 92% denominated in USD, with 29% based on floating and 71% based on fixed interest rates as of June 30th, 2018. Average debt maturity decreased to 8.9 years on June 30th, 2018, against 9.3 years on March 31st, 2018. Average cost of debt, after the abovementioned currency and interest rate swaps, decreased slightly to 4.96% per annum on June 30th, 2018 from 4.97% per annum on March 31st,

 2018. As the company prepaid debt with longer maturities, the average debt maturity decreased, as well as the cost of debt, due to refinancing of bank loans at lower interest rates. Interest coverage, measured by the ratio of LTM adjusted EBITDA to LTM gross interest, was 11.4x in 2Q18, higher than the 9.5x in 1Q18 and 7.9x in 2Q17. Leverage, measured by gross debt to LTM adjusted EBITDA, decreased to 1.1x as of June 30th, 2018 from 1.4x as of March 31st, 2018 and from 1.9x as of June 30th, 2017. Measuring by net debt to LTM adjusted EBITDA, leverage decreased to 0.7x as of June 30th, 2018 from 1.0x as of March 31st, 2018 and from 1.5x as of June 30th, 2017. Net debt / adjusted LTM EBITDA (x) 0.7 1.0 1.5 Adjusted LTM EBITDA / LTM gross interest (x)11.49.57.9

Performance of the business segments

Segment information - 2Q18, as per footnote of financial statements

US$ million	Net Revenues	Cost[1]	Expenses: SG&A and others[1]	Expenses: R&D[1]	Expenses: Pre operating & stoppage[1]	Dividends and interests on associates and JVs	Adjusted EBITDA
Ferrous Minerals	6,321	(3,101)	(33)	(32)	(33)	106	3,228
Iron ore fines	4,570	(2,144)	(26)	(25)	(27)	1	2,349
ROM	5	-	-	-	-	-	5
Pellets	1,518	(808)	(6)	(6)	(6)	105	797
Others ferrous	113	(84)	1	-	-	-	30
Mn & Alloys	115	(65)	(2)	(1)	-	-	47
Coal	356	(327)	(7)	(6)	-	29	45
Base Metals	1,870	(1,055)	(18)	(12)	(7)	-	778
Nickel[2]	1,340	(810)	(18)	(8)	(7)	-	497
Copper[3]	530	(245)	-	(4)	-	-	281
Others	69	(67)	(133)	(42)	(6)	30	(149)
Total	8,616	(4,550)	(191)	(92)	(46)	165	3,902

[1] Excluding depreciation and amortization

[2] Including copper and by-products from our nickel operations

[3] Including by-products from our copper operations

30

VALE

 Ferrous Minerals Adjusted EBITDA of the Ferrous Minerals business segment was US$ 3.228 billion in 2Q18, mainly due to higher sales volumes and better average premium, reflecting: (i) marketing efforts to position Vale’s premium product portfolio; (ii) the flexibility of the operations; (iii) the active supply chain management; (iv) the share of premium products in total sales; and (v) stronger market premiums. Production and sales volumes of iron ore and pellets achieved records for a second quarter, despite the severe truckers strike that affected Brazil during a 12-day period in May 2018. Vale’s supply chain flexibility and the joint efforts of its leaders and employees enabled Vale to overcome this crisis almost unscathed. Vale’s premium and flexible product portfolio is being tailored to maximize margin, with production in 2Q18 being marked by lower silica content (4.2% on average in 2Q18 vs. 4.5% in 2Q17) and a lower alumina content (1.3% on average in 2Q18 and in 2Q17) when compared to other market participants. Therefore, Vale’s portfolio is benefiting from the increase in the “flight to quality” trend with rising market premiums. Adjusted EBITDA remained practically in line with 1Q18, despite the impact of lower market reference prices for 62% Fe content (US$ 482 million), exogenous factors impacting costs (US$ 147 million), such as higher bunker oil, spot freight rates, and the impact on costs of the truck drivers’ strike, which were partially offset by higher premiums and commercial initiatives (US$ 150 million) and higher volumes (US$ 80 million). EBITDA variation 1Q18 vs. 2Q18 – Ferrous Minerals business segment

 Ferrous Minerals EBITDA margin15 Adjusted EBITDA per ton for Ferrous Minerals, excluding Manganese and Ferroalloys, was US$ 36.8/t in 2Q18, a decreased of only US$ 3.0/t when compared to the US$ 39.8/t recorded in 1Q18, despite the US$ 9.0/t decrease in market reference prices for 62% Fe content, which was partially offset by higher premiums. Iron ore fines (excluding Pellets and ROM) EBITDA16 Adjusted EBITDA of iron ore fines was US$ 2.349 billion in 2Q18, 8.1% lower than 1Q18, mainly due to lower market reference prices for 62% Fe content (US$ 423 million) and the abovementioned exogenous cost factors (US$ 102 million), which were partially offset by higher premiums (US$ 164 million), exchange rate variations (US$ 78 million) and higher volumes (US$ 91 million). SALES REVENUES AND VOLUME Net sales revenues of iron ore fines, excluding pellets and Run of Mine (ROM), decreased to US$ 4.570 billion in 2Q18 vs. US$ 4.703 billion in 1Q18, as a result of the lower sales prices (US$ 259 million) which were partially offset by higher sales volumes (US$ 126 million). Sales volumes of iron ore fines totaled 72.9 Mt in 2Q18, achieving the best second quarter ever, despite the increase of offshore stocks to support the ongoing blending activities. CFR sales of iron ore fines totaled 50.0 Mt in 2Q18, representing 69% of all iron ore fines sales volumes in 2Q18, remaining in line with the share of CFR sales in 1Q18. Vale’s sales mix improved year-on-year, as a result of the S11D ramp-up and the decision to progressively reduce low grade ore production. The share of premium products (pellets, Carajás, Brazilian Blend Fines - BRBF, pellet feed and sinter feed low alumina) increased to 77% in 2Q18 from 68% of total sales in 2Q17 maximizing the benefits of rising market premiums. Consequently, the contribution of quality and average premium to Vale’s realized CFR/FOB wmt price increased to US$ 7.1/t in 2Q18 vs. US$ 5.2/t in 1Q18 and US$ 1.2/t in 2Q17. 15 Excluding Manganese and Ferroalloys. 16 Considers the new allocation criteria for general and administrative expenses as described in the box “Managerial Allocation Changes” of the 1Q18 Earnings Release.

Sales composition - %

REALIZED PRICES Pricing system breakdown - % Price realization – iron ore fines Vale’s CFR dmt reference price for iron ore fines (ex-ROM) was US$ 72.7/t, US$ 7.4/t higher than the market reference price for 62% Fe content, mainly as a result of higher quality and premiums (US$ 7.1/t). Despite the decrease of 12.1% (US$ 9/t) in the market reference price for 62% Fe content, Vale’s CFR/FOB wmt price for iron ore fines (ex-ROM) decreased only 5.6% (US$ 3.7/t), as a result of the abovementioned higher premiums.

The ‘Premiums/Discounts and commercial conditions’ totaled US$ 5.0/t in 2Q18, achieving the highest level ever and increasing by US$ 1.9/t from the US$ 3.1/t recorded in 1Q18. The record was a result of marketing efforts to position Vale’s premium product portfolio and the dynamic supply chain management maximizing margins. Additionally, Vale’s realized premiums were also supported by stronger market premiums, especially the premiums received by spot sales of the Brazilian Blend Fines (BRBF), as seen below. BRBF Premiums (spot sales) Price realization in 2Q18 was impacted by:  Provisional prices set at the end of 1Q18 at US$ 64.8/t, which were later adjusted based on the price of delivery in 2Q18, and negatively impacted prices in 2Q18 by US$ 0.5/t compared to a positive impact of US$ 1.2/t in 1Q18 as a result of lower realized prices of the indexes in 2Q18 compared to the indexes anticipated in the forward curve and provisioned in 1Q18.  Provisional prices set at the end of 2Q18 at US$ 64.0/t vs. the market reference price for 62% Fe content average of US$ 65.3/t in 2Q18, which negatively impacted prices in 2Q18 by US$ 0.4/t compared to a negative impact of US$ 3.3/t in 1Q18.  Quarter-lagged contracts, priced at US$ 74.7/t based on the average prices for Dec-Jan-Feb, which positively impacted prices in 2Q18 by US$ 0.9/t compared to a negative impact of US$ 0.8/t in 1Q18.

Iron ore sales of 20.7 Mt, or 28% of Vale's sales mix, were recorded under the provisional pricing system, which was set at the end of 2Q18 at US$ 64.0/t. The final prices of these sales and the required adjustment to sales revenues will be determined and recorded in 3Q18.

The percentage of sales recorded under the provisional pricing system versus total sales has been decreasing over the past quarters as Vale is reducing its time to market by increasing the number of distribution centers offshore, thus being closer to the final costumer. This reduction of the share of provisional pricing system sales also improves the predictability of the results, as it reduces the price adjustments related to market reference index prices variations.

Average prices

US$/ metric ton	2Q18	1Q18	2Q17
Iron ore - Metal Bulletin 65% index	86.0	90.3	76.5
Iron ore - 62% Fe reference price	65.3	74.3	62.9
Provisional price at the end of the quarter	64.0	64.8	62.1
Iron ore fines CFR reference price (dmt)	72.7	76.3	60.7
Iron ore fines CFR/FOB realized price	62.7	66.4	51.4
ROM	19.5	22.0	34.2
Pellets CFR/FOB (wmt)	114.7	120.8	106.7
Manganese ore	310.1	246.9	180.1
Ferroalloys	1,194.4	1,212.8	1,265.3

COSTS

Costs for iron ore fines amounted to US$ 2.144 billion (or US$ 2.439 billion with depreciation charges) in 2Q18. Costs increased US$ 102 million in 2Q18 vs. 1Q18[17], mainly due to: (i) exogenous factors, such as higher bunker oil prices, higher spot freight rates and the impact of the truck drivers' strike in demurrage costs; and (ii) seasonally higher maintenance costs.

Iron ore COGS - 1Q18 x 2Q18

		Variance drivers				
US$ million	1Q18	Volume	Exchange Rate	Others	Total Variation 1Q18 x 2Q18	2Q18
C1 cash costs	1,051	32	(71)	60	21	1,072
Freight	818	1	-	42	43	861
Others	209	2	-	-	2	211
Total costs before depreciation and amortization	**2,078**	**35**	**(71)**	**102**	**66**	**2,144**
Depreciation	275	8	(28)	40	20	295
Total	2,353	43	(99)	142	86	2,439

[17] After adjusting for the effects of higher sales volumes (US$ 35 million) and the positive impact of exchange rate variations (US$ 71 million).

36

VALE

Unit maritime freight cost per iron ore metric ton was US$ 17.2/t in 2Q18, US$ 0.8/t higher than in 1Q18, mainly due to the impact of higher freight spot prices (US$ 0.2/t) and higher bunker oil prices (US$ 0.6/t)[18].

Vale achieved an important milestone in the implementation of its strategy to offset the geographical influence on freight by concluding the negotiations of long-term contracts in 2Q18 (see Box "Vale secures competitive long-term maritime freight contracts" for further details).

C1 CASH COST

C1 cash cost FOB port per metric ton for iron ore fines ex-royalties remained practically in line with 1Q18 at US$ 14.7/t in 2Q18. The effects of the BRL depreciation and higher dilution of fixed costs on higher production volumes were offset by: (i) the impact of the truck drivers' strike in demurrage costs as a result of the adjustment in production plans affecting the availability of certain products at Brazilian ports; (ii) consumption of inventories with higher average costs; and, (iii) seasonally higher maintenance costs. At the current BRL exchange rate[19], costs are expected to decrease to distinctly less than US$13.0/t in 2H18, due to the combination of higher production, higher share of S11D volumes and seasonally lower maintenance costs.

C1 cash cost FOB port per metric ton of iron ore fines ex-royalties in BRL increased to R$ 53.3/t in 2Q18 from R$ 48.3/t in 1Q18 due to the abovementioned effects.

Expenses per ton in BRL increased to R$ 3.9/t in 2Q18 from the R$ 3.1/t recorded in 1Q18 mainly due to the increase in sales and R&D expenses (see details in Expenses section below).

Iron Ore Fines Costs and Expenses in BRL

R$/t	2Q18	1Q18	2Q17
C1 Cash Costs[1]	53.3	48.3	49.3
Expenses[1] [2]	3.9	3.1	4.1
Total	**57.2**	**51.4**	**53.4**

[1] Net of depreciation

[2] Considers the new allocation criteria for general and administrative expenses as described in the box "Managerial Allocation Changes" of the 1Q18 Earnings Release

[18] The average bunker oil price in Vale's freight portfolio increased to US$ 396/t in 2Q18 from US$ 364/t in 1Q18.

[19] BRL 3.85 / USD.

37

 Iron ore fines cash cost and freight Costs (US$ million) 2Q181Q182Q17 COGS, less depreciation and amortization 2,144 2,078 1,885 (-) Distribution costs 51 53 33 (-) Maritime freight costs (A) 861 818 690 FOB at port costs (ex-ROM) 1,232 1,207 1,162 (-) Royalties 160 156 111 FOB at port costs (ex-ROM and ex-royalties) (B) 1,072 1,051 1,051 Sales volumes (Mt) Total iron ore volume sold 73.3 71.2 69.3

 Vale secures competitive long-term maritime freight contracts Vale has concluded the negotiations of long-term Contracts of Affreightment with different shipowners, who intend to employ approximately 47 new Very Large Ore Carriers (VLOCs) of 325,000 dwt and one new Valemax (400,000 dwt) to perform the contracted volumes. Shipowners engaged by Vale plan to build new vessels in China, South Korea and Japan, with deliveries forecast to take place between 2019 and 2023. Vessels will be equipped with similar engines to the ones that are currently being used in the second generation of Valemax, which are much more efficient in terms of fuel consumption. Additionally, recent shipbuilding market conditions led to competitive prices for the vessels and, consequently, lower freight rates. Combining these effects, average freight rates of the new contracts are about US$ 5/t lower than Vale’s average freight cost. These new contracts also establish that shipments must be made by Liquefied Natural Gas (LNG) ready vessels, equipped with scrubbers, granting further optionality to comply with future regulations. The new 325,000 dwt VLOC contracts will enable Vale to further increase the flexibility of its operations, while guaranteeing economies of scale. As Vale had already secured contracted volumes equivalent to 67 Valemaxes, it has now focused on optimizing its freight portfolio with contracts to be fulfilled by slightly smaller vessels, which have more flexibility to dock at smaller berths at Vale ports and abroad. The chartered volumes of the new contracts will cover approximately 62 Mt of transportation capacity per year and represent an important achievement to cover, with competitive rates, Vale’s growing iron ore transportation needs. The new Contracts of Affreightment are consistent with Vale’s focus on competitiveness by securing a competitive average freight cost, bridging the geographical impact on our landed costs in China in a safe and efficient manner. EXPENSES20 Iron ore expenses, net of depreciation, amounted to US$ 78 million in 2Q18, 14.7% higher than in 1Q18. Sales and other expenses totaled US$ 26 million in 2Q18, increasing US$ 13 million vs. 1Q18, mainly due to higher provision of doubtful debts. R&D amounted to US$ 25 million, 25.0% higher than in 1Q18, due to the digital transformation program (see Investments section for further details) and the increase of geological research mainly in the Northern and Southeastern systems. Pre-operating and stoppage expenses, net of depreciation, amounted to US$ 27 million, decreasing US$ 8 million vs. 1Q18, mainly as a result of lower S11D pre-operating expenses. 20 Considers the new allocation criteria for general and administrative expenses as described in the box “Managerial Allocation Changes” of 1Q18 Earnings Release.

Following the current S11D ramp-up profile, pre-operating expenses related to S11D are expected to be zero as of 1Q19.

Evolution of iron ore fines cash cost, freight and expenses


US$/t
C1 cash cost FOB port1
15.2
14.8
14.7
2Q17
1Q18
2Q18
Freight
14.9
16.4
17.2
2Q17
1Q18
2Q18
Expenses2 & royalties
2.9
3.2
3.3
2Q17
1Q18
2Q18

[1] Ex-ROM and ex-royalties.
[2] Including dividends received. Net of depreciation.

Iron ore pellets

Adjusted EBITDA for pellets in 2Q18 was US$ 797 million, remaining practically in line with the US$ 763 million recorded in 1Q18. Lower market reference prices of 62% Fe content (US$ 71 million) and higher costs[21] (US$ 39 million) were offset by higher dividends received[22] in 2Q18 (US$ 105 million) and exchange rate variations (US$ 46 million).

Net sales revenues for pellets amounted to US$ 1.518 billion in 2Q18, remaining practically in line with 1Q18. The effect of lower prices (US$ 71 million) was partially offset by slightly higher sales volumes (US$ 4 million), which increased from 13.1 Mt in 1Q18 to 13.2 Mt in 2Q18. Realized prices decreased from an average CFR/FOB of US$ 120.8/t in 1Q18 to US$ 114.7/t in 2Q18, mainly due to the decrease of US$ 9.0/dmt in market reference prices for 62% Fe content.

CFR pellet sales of 3.0 Mt in 2Q18 represented 23% of total pellet sales, in line with 1Q18. FOB pellet sales amounted to 10.2 Mt in 2Q18, also in line with 1Q18.

[21] After adjusting for the effect of exchange rate variations (-US$ 44 million). The effect of higher volumes was zero as there was a slight reduction in CFR volumes, which neutralized the effect of higher FOB volumes.
[22] Dividends from leased pelletizing plants, which are usually paid every 6 months (in 2Q and 4Q).

40

Pellet costs totaled US$ 808 million (or US$ 897 million with depreciation charges) in 2Q18, with a net increase[23] of US$ 39 million vs. 1Q18, mainly due to the impact of the truck drivers' strike on demurrage costs.

EBITDA unit margin for pellets was US$ 60.2/t in 2Q18, increasing US$ 2.1/t vs. 1Q18.

Pellets - EBITDA

	2Q18		1Q18	
	US$ million	US$/wmt	US$ million	US$/wmt
Net Revenues / Realized Price	1,518	114.7	1,585	120.8
(+) Dividends Received (Leased pelletizing plants)	105	7.9	-	-
(-) Cash Costs (Iron ore, leasing, freight, overhead, energy and other)	(808)	(61.1)	(813)	(61.9)
(-) Expenses (Sales, R&D and other)	(18)	(1.4)	(9)	(0.7)
EBITDA	797	60.2	763	58.1

Iron ore fines and pellets cash break-even[24]

Vale's premium and flexible portfolio of products is best positioned to lead and profit from the structural "flight to quality" trend. In 2Q18, Vale reached further milestones towards improving price realization and Pellets division performance by decreasing its iron ore fines and pellets EBITDA breakeven[25] to US$ 28.8/dmt. The reduction of US$ 1.7/t, when compared to 1Q18, was mainly a result of the abovementioned higher quality and premiums for iron ore fines (US$ 1.9/t) and a better pellets performance (US$ 0.8/t), which more than offset the exogenous pressures on freight (US$ 0.8/t).

Quarterly iron ore and pellets cash break-even on a landed-in-China basis, including sustaining capex per ton of US$ 3.5/dmt, decreased from US$ 34.5/dmt in 1Q18 to US$ 32.3/dmt in 2Q18.

[23] After adjusting for the effect of exchange rate variations (-US$ 44 million). The effect of higher volumes was zero as there was a slight reduction in CFR volumes, which neutralized the effect of higher FOB volumes.

[24] Considers the new allocation criteria for general and administrative expenses as described in the box "Managerial Allocation Changes" of 1Q18 Earnings Release.

[25] Measured by unit cash costs and expenses on a landed-in-China basis (and adjusted for quality, pellets margins differential and moisture, excluding ROM).

41

VALE

Iron ore and pellets cash break-even landed in China[1]

US$/t	2Q18	1Q18	2Q17
Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB (US$ /t)	14.7	14.8	15.2
Iron ore fines freight cost (ex-bunker oil hedge)	17.2	16.4	14.9
Iron ore fines distribution cost[2]	0.7	0.7	0.5
Iron ore fines expenses[3] & royalties	3.3	3.2	2.9
Iron ore fines moisture adjustment	3.2	3.1	3.0
Iron ore fines quality adjustment	(7.1)	(5.2)	(1.2)
Iron ore fines EBITDA break-even (US$/dmt)	**32.0**	**33.0**	**35.3**
Iron ore fines pellet adjustment	(3.2)	(2.4)	(2.2)
Iron ore fines and pellets EBITDA break-even (US$/dmt)	**28.8**	**30.5**	**33.1**
Iron ore fines sustaining investments	3.5	3.9	3.1
Iron ore fines and pellets cash break-even landed in China (US$/dmt)	**32.3**	**34.5**	**36.1**

[1] Measured by unit cost + expenses + sustaining investment adjusted for quality

[2] Distribution cost per ton calculation method has been revised and adjusted retroactively, now dividing by total sales volume instead of CFR sales volume

[3] Net of depreciation and includes dividends received

Manganese and ferroalloys

Adjusted EBITDA of manganese ore and ferroalloys was US$ 47 million in 2Q18, remaining in line with 1Q18, as higher realized prices (US$ 16 million) and exchange rate variations (US$ 6 million) were offset by lower volumes (US$ 13 million) and higher costs[26] (US$ 9 million).

Volume sold by destination – Iron ore and pellets

'000 metric tons	2Q18	1Q18	2Q17
Americas	**10,155**	**9,875**	**9,229**
Brazil	7,064	6,844	6,493
Others	3,091	3,031	2,736
Asia	**59,261**	**58,439**	**56,747**
China	45,995	47,285	46,511
Japan	8,094	6,853	5,516
Others	5,172	4,301	4,720
Europe	**13,109**	**11,548**	**12,802**
Germany	4,545	4,517	5,270
France	1,769	1,403	2,117
Others	6,795	5,628	5,415
Middle East	**1,960**	**2,627**	**1,686**
Rest of the World	**2,035**	**1,857**	**1,274**
Total	**86,520**	**84,346**	**81,738**

Selected financial indicators - Ferrous Minerals

US$ million	2Q18	1Q18	2Q17
Net Revenues	6,321	6,527	5,114
Costs[1]	(3,101)	(3,038)	(2,755)
Expenses[1]	(33)	(18)	(11)
Pre-operating and stoppage expenses[1]	(33)	(38)	(42)
R&D expenses	(32)	(25)	(28)
Dividends and interests on associates and JVs	106	-	37
Adjusted EBITDA	3,228	3,408	2,315
Depreciation and amortization	(425)	(432)	(414)
Adjusted EBIT	2,803	2,976	1,901
Adjusted EBIT margin (%)	44.3	45.6	37.2

[1] Net of depreciation and amortization

[26] After adjusting for the effects of lower volumes (US$ 12 million) and exchange rate variations (-US$ 6 million).

42

 Selected financial indicators - Ferrous ex Manganese and Ferroalloys

 Base Metals NICKEL PRIMER: ENHANCING FLEXIBILITY Introduction Vale’s Base Metals business includes an extensive chain of mines, mills, smelters and refineries. Given that Vale is a premium producer with 60% of its production being Class I nickel and an increasing exposure to EVs (electric vehicles), its high aggregate value nickel products have an increasing flexibility to be sent through different flowsheets according to the commercial strategy being pursued – Vale’s sales and product mix are being developed to actively and dynamically respond to different levels of demand for different products in markets as varied as melting applications, plating products, chemicals, battery and powder metallurgical applications, and stainless steel, with a lower exposure to the Class II stainless steel market when compared to the overall nickel industry. Vale’s strategy is to prioritize value over volume and, as a means to understand how opportunities can arise from its nickel supply chain throughout the North Atlantic, the South Atlantic and the Asia-Pacific operations, it is important to consider the following three factors: (i) freedom of movement of feed in-between flowsheets to react to market conditions such as rising premium for specific nickel products, opportunities to increase exposure to emerging nickel applications (e.g.: EV batteries), natural variations in ore grades for nickel and by-products; (ii) lead time required to produce different products at different premiums; and, (iii) commercial dynamics. Strategy in action: a conservative, value-protective guidance of production Vale’s flowsheet increasingly developed flexibility allows it to adapt its production flowsheets to varied conditions. In line with the objective of reducing the nickel footprint and optimizing margins (after considering sustaining investment of refineries), Thompson will transition to a mine-mill operation and send its nickel concentrates to be refined in Sudbury. Voisey’s Bay concentrates are currently being refined solely in Long Harbour. PTVI has been sending part of its material to be transformed into high quality carbonyl products in Clydach. All in all, these actions aim at the same objective, of the uttermost importance, of establishing Vale as a supplier of high quality products with premiums that justify the value-in-use of its products.

 The production guidance for 2018 was reduced from the 263 kt announced in the Vale Day presentation to 250 kt (as per the latest Production and Sales Report for 2Q18). This reduction is a consequence of Vale’s focus on improving its margins by reducing the sale of Class I products to the stainless-steel market with low premiums, and by reducing Class II nickel products sold as intermediates, with high discounts for unfinished products. Given such a scenario, Vale will maintain its focus on margins, the preservation of its high-quality mining assets and on the development of its flexible flowsheets to support potential EV demand. In 3Q18 nickel production will be affected by the annual scheduled maintenance shutdown at Sudbury at the same time that Thompson will fully transition to a mine-mill operation, consequently affecting Vale’s premiums with lower volume of high-quality products from these operations. High quality nickel assets, high quality products As a means of providing visibility on the high-quality nickel produced by Vale, please find below a breakdown sales composition and premium/discounts for Vale’s Class I, Class II Battery-suitable, Class II and Intermediate products. Class I products, 37 kt, 60% of total nickel sales in 2Q18 Class I products are sourced from 100% of North Atlantic operations and 35% of PTVI operation. As can be seen from the previous charts, as Vale decreases sales of Class I product into the stainless-steel market (dominated by Class II products), it avoids margins that are approximately US$ 1,200/t lower than the Class I premium. The stainless-steel market does not value the high quality of Class I products.

 Class II and Intermediate products, 25 kt, 40% of total nickel sales in 2Q18 Vale’s Class II and intermediate products are sourced from 100% of Onça Puma operation, 100% of VNC operation and 65% of PTVI operation. This family of products can be further classified based on upside potential for the emerging and growing battery market. Class II Battery-suitable products offer an upside for use as feed into the battery supply chain for EV batteries. Although technically any nickel can be upgraded to the purity level required by the EV batteries market, the products comprising the Class II Battery-suitable nickel are those which offer economically feasible and cost-efficient solutions to be used in that market. Also, the different products included in this category offer different levels of potential and readiness for utilization in EVs. The Class II Battery-suitable products are sourced from 100% of VNC operation and 44% of PTVI operation. In 2Q18, approximately 8% of Vale’s Class II battery-suitable products were sold into the battery market (2% of overall sales). It is economically challenging to use Class II products such as ferro-nickel in electric vehicle battery applications, this is mainly due to impurities, operational costs and capital costs associated with the conversion process. Vale’s Class II products are sourced from 100% of Onça Puma operation. Intermediate products are sourced from 21% of PTVI production. These products do not represent finished nickel production and are generally sold at a discount given that they still need to be processed before being sold to end customers.

 Flexibility in action 2Q18 nickel sales by product type and markets Vale’s nickel business flexibility is a key component for maintaining high premiums for its high-quality products. As Vale further develop this flexibility over time the amount of Class I products being sold into stainless steel Class II markets will be reduced. This flexibility is starting to be perceived by EV battery supply-chain suppliers, with sales of Class II into batteries markets. This is only a sneak peek of what a flexible, enhanced, high-quality portfolio has the potential to be. BUSINESS PERFORMANCE27 Adjusted EBITDA was US$ 778 million in 2Q18, an increase of US$ 134 million vs. 1Q18, mainly as a result of higher nickel and copper realized prices (US$ 83 million), higher by-product volumes (US$ 63 million) and higher nickel and copper volumes (US$ 38 million), partially offset by higher 27 Considers the new allocation criteria for general and administrative expenses as described in the box “Managerial Allocation Changes” of the 1Q18 Earnings Release.

 costs (US$ 77 million)28. EBITDA from Base Metals increased 21% in 2Q18, showing Vale’s commitment to optimize nickel’s strategy, as well as the overall good performance of copper operations. SALES REVENUES AND VOLUMES Nickel sales revenues were US$ 911 million in 2Q18, increasing US$ 121 million vs. 1Q18 as a result of higher nickel realized prices (US$ 66 million) and higher sales volumes (US$ 55 million). Sales volumes of nickel were 62 kt in 2Q18, 4 kt higher than in 1Q18 and 9 kt lower than in 2Q17. Sales volumes were higher than in 1Q18 in line with the increase in production over the quarter, whereas sales were lower than in 2Q17 mainly due to a drawdown of finished inventory in 2Q17 versus a build-up in 2Q18. Copper sales revenues were US$ 570 million in 2Q18, increasing US$ 59 million vs. 1Q18 as a result of higher sales volumes (US$ 42 million) and higher copper realized prices (US$ 17 million). Sales volumes of copper totaled 95 kt in 2Q18, 7 kt higher than in 1Q18 and 8 kt lower than in 2Q17. Sales volumes were higher than in 1Q18 in line with the increase in production over the quarter, whereas sales were lower than in 2Q17 mainly due to a drawdown of finished inventory in 2Q17. Cobalt sales revenues totaled US$ 94 million in 2Q18, increasing US$ 4 million vs. 1Q18 as a result of higher cobalt prices (US$ 4 million). Sales volumes of cobalt by-product amounted to 1,272 t in 2Q18, in line with 1Q18. Sales revenues from gold contained as a by-product in nickel and copper concentrates amounted to US$ 156 million in 2Q18, increasing by US$ 8 million vs. 1Q18 as a result of higher sales volumes (US$ 8 million). Sales volumes of gold as a by-product amounted to 117,000 oz in 2Q18, 5,000 oz higher than in 1Q18. PGMs (platinum group metals) sales revenues totaled US$ 126 million in 2Q18, increasing US$ 52 million vs. 1Q18. Sales volumes were 138,000 oz in 2Q18 vs. 73,000 oz in 1Q18. The PGMs sales volume increased due to an overall higher sales volume of palladium, platinum, iridium, rhodium and ruthenium. 28 Net of volume and exchange rate effects.

 Copper operations & by products Copper656272 Gold as by-product ('000 oz)9997100 Silver as by-product ('000 oz)259173204 REALIZED NICKEL PRICES Vale’s nickel products are classified as Class I, Class II Battery-suitable, Class II and Intermediates. In 2Q18, 60% of our production was high-quality Class I, considering Class II products that can be used in the production of batteries, 86% of Vale’s current production has an upside with the advent of EVs. Nickel sales product mix – % change

Class I nickel products accounted for 60% of total nickel sales in 2Q18. Part of the Class I nickel products is being sold at increasing premiums for the specialties/high-quality markets but part of it is sold to Class II markets, with lower premiums. As demand for specialty products and batteries for EVs increases, a larger portion of our high-quality Class I nickel products will be sold to Class I markets, capturing a larger share of premiums among its products. Also, with demand for EVs, the value of premiums is set to increase due to the suitability of Class I nickel for that purpose.

Class II Battery-suitable nickel products accounted for 26% of nickel sales in 2Q18 and, though these products are not classified as Class I, they are suitable for application in EV batteries. Battery-suitable is composed of Utility Nickel family of products, Tonimet family of products from PTVI along with nickel oxide and NHC from VNC.

The other Class II nickel products and Intermediates, given the costs involved into upgrading to Battery-suitable quality for electric vehicles, are unlikely to gain from emerging demand from EVs, and accounted for 14% of 2Q18 nickel sales.

Premiums / discount[29] by nickel product

US$/t	2Q18	1Q18	2Q17
Class I nickel	1,430	1,390	790
Class II Battery-suitable nickel	(180)	(300)	(160)
Class II nickel	420	410	190
Intermediates	(2,690)	(2,490)	(1,350)

Premiums for Class I nickel products reached US$ 1,430/t in 2Q18, an increase of 3% and 81% when compared to 1Q18 and 2Q17, respectively. The resilience of the premium is mainly due to the increasing flexibility to address emerging market conditions and requirements by customers. With regard to specific products, Thompson will transition to a mine-mill operation and the current nickel products currently being produced at the Thompson refinery and sold to the market at a premium will be halted. Long Harbour nickel rounds are being trialed by many of the customers of Thompson's nickel products, a natural replacement within Vale's product portfolio with nickel purity as high as the soon-to-be discontinued Thompson product.

There was also an improvement in the sale terms for Class II Battery-suitable nickel, with average discounts decreasing by 40%, to US$ 180/t in 2Q18 from US$ 300/t in 1Q18, reflecting a commercial opportunity to sell nickel oxide (NiO) into the battery supply-chain.

The average nickel realized price was US$ 14,784/t, US$ 308/t higher than the average LME nickel price of US$ 14,476/t in 2Q18. The aggregate impact of the aforementioned premiums and discounts (considering their respective volumes in the sales mix) was:

- Premium for Class I nickel products for 60% of sales, leading to an aggregate impact of US$ 858/t;

[29] From 1Q18 to 2Q18 there was an adjustment in the classification of the sales of nickel oxide from VNC, from the Intermediates to the Class II Battery-suitable nickel category, which is reflected in 1Q18 premiums/discounts.

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 Discount for Class II Battery-suitable nickel products for 26% of sales, leading to an aggregate impact of -US$ 47/t;  Premium for Class II nickel products for 7% of sales, with aggregate impact of US$ 29/t;  Discount for Intermediates for 7% of sales, leading to an aggregate impact of -US$ 188/t; and,  Other timing and pricing adjustments, mainly due to the differences between the LME price at the moment of sale and the quarterly LME average, along with the negative impact of fixed forward price sales under rising LME prices, leading to an aggregate impact of -US$ 344/t. Nickel premium / discount by product and average aggregate premiums REALIZED COPPER PRICES The realized copper price was US$ 6,020/t, US$ 852/t lower than the average LME copper price of US$ 6,872/t in 2Q18. Vale’s copper products are sold on a provisional pricing basis during the quarter with final prices determined in a future period, generally one to four months forward30. The realized copper price differed from the average LME price in 2Q18 due to the following factors:  Current period price adjustments: mark-to-market of invoices still open in the quarter based on the copper price forward curve31 at the end of the quarter (-US$ 270/t); 30 On June 30th, 2018, Vale had provisionally priced copper sales totaling 71,145 tons valued at an LME forward price of US$ 6,636/t, subject to final pricing over the following months. 31 Includes a small number of final invoices that were provisionally priced and settled within the quarter.

  Prior period price adjustment: variance between the price used in final invoices (and in the mark-to-market of invoices from previous quarters still open at the end of the quarter) and the provisional prices used for sales in previous quarters (-US$ 23/t); and,  TC/RCs, penalties, premiums and discounts for intermediate products (-US$ 559/t). Price realization – copper COSTS OF GOODS SOLD (COGS) Costs totaled US$ 1.055 billion in 2Q18 (or US$ 1.417 billion including depreciation). Costs increased by US$ 77 million vs. 1Q18 after adjusting for the effects of higher sales volumes (US$ 58 million) and the positive effect of exchange rate variations32 (US$ 33 million). The increase was mainly due to (i) increased costs in VNC, as lower site production led a negative effect in the dilution of fixed costs and (ii) higher volumes of PTVI source feed bought by Vale to be refined in its refineries, as well as the pro-cyclical effects of higher nickel prices on these intercompany purchases. 32 Exchange rate variations in COGS only.

BASE METALS COGS - 1Q18 x 2Q18

US$ million	1Q18	Variance drivers				2Q18
		Volume	Exchange Rate	Others	Total Variation 1Q18 x 2Q18	
Nickel operations	705	47	(13)	71	105	810
Copper operations	248	11	(19)	6	(3)	245
Total costs before depreciation and amortization	**953**	**58**	**(33)**	**77**	**102**	**1,055**
Depreciation	350	30	1	(19)	12	362
Total	1,303	88	(32)	58	114	1,417

EXPENSES[33]

Sales expenses and other expenses, excluding depreciation, totaled US$ 18 million in 2Q18, in line with the US$ 16 million in 1Q18.

Pre-operating and stoppage expenses were US$ 7 million in 2Q18, mainly due to care and maintenance costs associated with the Stobie mine, in Sudbury, and the Birchtree mine, in Thompson (US$ 6 million).

UNIT CASH COST[33]

North Atlantic operations unit cash cost net of by-product credits decreased to US$ 4,680/t in 2Q18 from the US$ 6,756/t recorded in 1Q18, mainly due to higher by-product credits and recovery rate and the restart of Coleman mine in 2Q18.

PTVI unit cash cost decreased to US$ 7,170/t in 2Q18 from the US$ 7,246/t recorded in 1Q18, mainly due to the effect of the higher production volume on the dilution of fixed costs.

VNC unit cost net of by-product credits increased to US$ 12,515/t in 2Q18 from the US$ 8,874/t recorded in 1Q18, as lower site production led to a negative effect in the dilution of fixed costs and lower cobalt by-product credits.

Onça Puma unit cash cost increased to US$ 7,957/t in 2Q18 from the US$ 7,685/t recorded in 1Q18, mainly due to some preventive maintenance costs (US$ 2 million).

Sossego unit cost decreased to US$ 3,212/t in 2Q18 from the US$ 3,267/t recorded in 1Q18, mainly due to the positive effect of exchange rate variations (US$ 7 million).

Salobo unit costs decreased to US$ 937/t in 2Q18 from the US$ 1,155/t recorded in 1Q18, mainly due to the favourable impact of lower exchange rate variations (US$ 12 million) and higher by-product credits (US$ 6 million).

[33] Considers the new allocation criteria for general and administrative expenses as described in the box "Managerial Allocation Changes" of the 1Q18 Earnings Release.

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Base Metals – unit cash cost of sales per operation, net of by-product credits 34 Considering only the cash effect of US$ 400/oz that Wheaton Precious Metals pays for 70% of Sudbury’s gold by-product, nickel operations EBITDA breakeven would increase to US$ 7,325/t

EBITDA breakeven – copper operations (Salobo and Sossego)[35]

US$/t, 2Q18


3,753
2,091
1,662
9
54
0
1
1,726
678
2,404
COGS
By-product revenues
COGS after by-product revenues
Sales expenses
R&D
Pre-operating & stoppage
Other expenses
Total costs
Premium / discounts
EBITDA break even

EBITDA breakeven considers the abovementioned unit cash cost after by-products as well as expenses and premiums/discounts per ton of nickel and copper sales volume. In the case of copper operations, the realized price to be used against the EBITDA breakeven should be the copper realized price before discounts (US$ 6,579/t), given that TC/RCs and other discounts are already part of the EBITDA breakeven build-up.

PERFORMANCE BY OPERATION[36]

The breakdown of the Base Metals EBITDA components per operation is detailed below.

Base Metals EBITDA overview – 2Q18

US$ million	North Atlantic	PTVI Site	VNC Site	Onça Puma	Sossego	Salobo	Others	Total Base Metals
Net Revenues	971	204	133	60	149	381	(28)	1,870
Costs	(563)	(135)	(130)	(32)	(85)	(160)	50	(1,055)
Sales and other expenses	3	(1)	(1)	(1)	0	0	(18)	(18)
Pre-operating and stoppage	(12)	0	0	(1)	0	0	6	(7)
R&D	(6)	(2)	(1)	(1)	(3)	(1)	2	(12)
EBITDA	393	66	1	25	61	220	12	778

[35] Considering only the cash effect of US$ 400/oz that Wheaton Precious Metals pays for 75% of Salobo's gold by-product, copper operations EBITDA breakeven would increase to US$ 3,314/t

[36] Considers the new allocation criteria for general and administrative expenses as described in the box "Managerial Allocation Changes" of the 1Q18 Earnings Release.

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 EBITDA Base Metals – EBITDA by operation US$ million 2Q18 1Q18 2Q17 ¹ Includes the operations in Canada and in the United Kingdom ² Includes the PTVI and VNC off-takes, intercompany sales eliminations, purchase of finished nickel and corporate center allocation for Base Metals Details of Base Metals’ adjusted EBITDA by operation are as follows: (i) The North Atlantic operations EBITDA was US$ 393 million, increasing by US$ 136 million vs. 1Q18 mainly due to higher nickel and copper realized prices (US$ 66 million), and higher nickel and by-product volumes (US$ 61 million). (ii) PTVI’s EBITDA was US$ 66 million, increasing by US$ 23 million when compared to 1Q18, mainly due to higher realized nickel prices (US$ 17 million) which were partially offset by lower volumes (US$ 6 million). (iii) VNC's EBITDA was US$ 1 million, decreasing by US$ 27 million when compared to 1Q18, mainly as a result of higher costs37 and lower volumes of nickel and cobalt in the NiO and NHC at the VNC site (US$ 38 million) which were partially offset by higher nickel realized prices (US$ 8 million). (iv) Onça Puma’s EBITDA was US$ 25 million, in line with 1Q18. (v) Sossego’s EBITDA was US$ 61 million, increasing by US$ 7 million vs. 1Q18, mainly as a result of higher copper realized prices (US$ 5 million). (vi) Salobo’s EBITDA was US$ 220 million, increasing by US$ 25 million vs. 1Q18, mainly due to the positive effect of exchange rate variations (US$ 12 million) and higher volumes (US$ 12 million). 37 Costs net of volume effect.

 The margin of nickel operations (defined as net revenues minus costs divided by net revenues) increased to 39.6% in 2Q18, vs. 37.7% in 1Q18 and 18.9% in 2Q17. This is a result of higher nickel realized prices, product mix and PGM by-product credits. ¹ Net of depreciation and amortization The margin of copper operations (defined as net revenues minus costs divided by net revenues) increased to 53.8% in 2Q18, vs. 50.6% in 1Q18 and 50.9% in 2Q17, mainly due to higher volumes of copper and precious metals as well as the increase in the copper realized price.

 Coal EBITDA The adjusted EBITDA of Vale’s Coal business was US$ 45 million in 2Q18, US$ 59 million lower than in 1Q18, mainly due to the lower incoming proceeds (US$ 31 million) related to the Nacala Logistics Corridor (NLC) debt service to Vale, as anticipated in 1Q18, following the takeout in March 2018 of part of the shareholders loans conceded for the construction of NLC, and lower metallurgical coal price (US$ 26 million). The quarterly average of the metallurgical coal index price decreased US$ 38.3/t in 2Q18, to US$ 190.2/t in 2Q18 from US$ 228.5/t in 1Q18, while Vale’s realized price decreased only US$ 18.8/t in the same period. Therefore, price realization increased to 97.7% of the market index in 2Q18 from 89.5% of the market index in 1Q18. The better performance in comparison to the index was mainly due to higher volume of sales linked to lagged index prices and lower provisional prices adjustments, as the 2Q18 price traded with lower volatility and close to 1Q18 end-of-quarter levels. In 2Q18, 99% of the metallurgical coal sales were priced based on market index, including index-lagged prices, vs. 92% in the previous quarter, while 1% were sold based on fixed prices (spot shipments and trial cargos) vs. 8% in 1Q18.

 Price realization – Metallurgical coal US$/t 2Q18 Vale’s thermal coal realized price increased US$ 4.1/t in 2Q18, to US$ 86.1/t in 2Q18 from US$ 82.0/t in 1Q18, with price realization of 86% of market index in 2Q18 in line with the 87% of market index achieved in 1Q18.The thermal coal index price quarterly average reached US$ 100.3/t in 2Q18, US$ 5.9/t higher than 1Q18. In 2Q18, 100% of thermal coal sales were priced based on index prices in line with 1Q18. Price realization – Thermal coal US$/t, 2Q18

Costs and expenses

Starting 2Q18, the cost analysis of the coal business will change from a cost of production basis to a cost of goods sold basis[38]. While the former provided a better view of the cost performance when there were high inventories of thermal coal due to logistics restrictions before the Nacala Corridor development, the latter will now be more informative to investors as the inventories cycle is normalized, providing a more standard indicator of performance, consistent with the other business segments, directly linked to EBITDA and suitable for modeling. For purpose of comparison, the table in this section will report the cost of goods sold basis numbers and the cost of production basis numbers are available on the footnote[39].

Pro-forma operational cost decreased to US$ 79.3/t in 2Q18 from US$90.8/t in 1Q18, mainly due to higher dilution of fixed cost as production volumes increased after the adverse conditions in the mine site in 1Q18.

Pro-forma C1 cash cost increased to US$ 116.6/t in 2Q18 from US$ 107.8/t in 1Q18, as the anticipated effect of lower debt service from the shareholder loan from NLC to Vale was higher than the decrease in operational costs.

The lower NLC debt service to Vale follows the US$ 2.6 billion takeout in March 2018 of part of the shareholders loans conceded for the construction of NLC. NLC's debt service to Vale decreased from US$ 24.0/t in 1Q18 to US$ 11.6/t in 2Q18.

Pro-forma cash cost

US$/ metric ton	2Q18	1Q18	2Q17
Pro-forma operational costs[1] (A)	79.3	90.8	86.2
Nacala non-operational tariff[2] (B)	45.2	40.8	11.0
Other costs (C)	3.6	0.2	(3.1)
Cost at Nacala Port (D = A+B+C)	128.1	131.8	94.1
NLC's debt service to Vale (E)	11.6	24.0	-
Pro-forma C1 cash cost (F = D-E)	116.6	107.8	94.1

[1] Includes the NLC tariff components related to fix and variable costs and excludes royalties
[2] Includes the NLC tariff components related to sustaining capex, working capital, taxes and other financial items

[38] The main difference between the methods is the timing of cost recognition. The "cost of production" accounts for costs when the production phase occurred: mining, processing, rail transportation and port handling, whereas "cost of goods sold" recognizes costs simultaneously to the sale of the coal.
[39] On "cost of production" basis the pro-forma cost in 2Q18, 1Q18 and 2Q17 was:
Pro-forma production costs: US$ 85.0/t, US$ 101.5/t and US$ 74.2/t
Pro-forma Nacala non-operational tariff: US$ 27.1/t, US$ 3.0/t and US$15.2/t
Pro-forma cash costs: US$112.2/t, US$ 104.5/t and US$ 89.3/t

60

 Total 356 380 481

 Financial indicators of non-consolidated companies For selected financial indicators of the main non-consolidated companies, see our quarterly financial statements on www.vale.com / investors / information to the market / financial statements. Conference call and webcast Vale will host two conference calls and webcasts on Thursday, July 26th, 2018, to discuss its 2Q18 performance. The first, in Portuguese (non-translated), will begin at 10:00 a.m. Rio de Janeiro time. The second, in English, at 12:00 p.m. Rio de Janeiro time (11:00 a.m. US Eastern Standard Time, 4:00 p.m. British Standard Time). Dial in to conference calls/webcasts: In Portuguese: Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 Participants from the US: (1 800) 492-3904 Participants from other countries: (1 646) 828-8246 Access code: VALE In English: Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 Participants from the U.S.: (1 866) 262-4553 Participants from other countries: (1 412) 317-6029 Access code: VALE Instructions for participation will be available on the website: www.vale.com/investors. A podcast will be available on Vale’s Investor Relations website. This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

 ANNEX 1 – SIMPLIFIED FINANCIAL STATEMENTS Income Statement US$ million 2Q18 1Q18 2Q17 Net operating revenue8,6168,6037,235 Cost of goods sold (5,377) (5,224) (5,102) Impairment and others results in associates and joint ventures (411)(14)(34) Income (loss) before taxes (571) 2,412 126 Current tax(127)(93)(69) Deferred tax 791 (628) 118 Net Earnings (loss) from continuing operations 93 1,691 175 Loss attributable to noncontrolling interest (7)(19)(31) Gain (loss) from discontinued operations(10)(82)(128) Net earnings (attributable to the Company's stockholders) 761,59016 Earnings (loss) per share (attributable to the Company's stockholders - US$)0.010.310.00 Diluted earnings (loss) per share (attributable to the Company's stockholders - US$) 0.010.310.00 Equity income (loss) by business segment

 Balance sheet US$ million 6/30/2018 3/31/2018 6/30/2017 Assets Current assets 15,468 15,239 19,862 Total assets88,08794,38498,305 Liabilities Current liabilities9,1869,99010,582 Liabilities directly associated with non-current assets held for sale and discontinued operations-2131,089 Non-current liabilities 36,013 38,587 45,822 Loans and borrowing16,08418,31025,789 Other financial liabilities 2,994 2,901 3,144 Taxes payable4,0714,7964,862 Deferred income taxes1,6781,7041,565 Provisions6,5676,9846,053 Liabilities related to associates and joint ventures 895 633 724 Gold stream transaction1,7251,7931,984

Cash flow

US$ million	2Q18	1Q18	2Q17
Cash flows from operating activities:			
Net income (loss) before taxes on income	(571)	2,412	126
Adjustments to reconcile			
Depreciation, depletion and amortization	861	873	904
Equity Income	(41)	(85)	24
Other items from non-current assets	411	14	220
Impairment on assets and investments	(5)	18	34
Items of the financial result	3,055	624	1,339
Variation of assets and liabilities			
Accounts receivable	201	17	1,380
Inventories	(262)	56	(223)
Suppliers and contractors	(37)	(340)	244
Payroll and related charges	175	(541)	199
Tax assets and liabilities, net	(18)	189	56
Cobalt transaction	690	-	-
Others	(422)	(294)	(218)
Net cash provided by operations	**4,037**	**2,943**	**4,085**
Interest on loans and financing	(274)	(381)	(412)
Derivatives received (paid), net	12	(25)	(3)
Remuneration paid to debentures	(72)	-	(70)
Income taxes	(46)	(240)	(37)
Income taxes - settlement program	(113)	(125)	(120)
Net cash provided by operating activities	**3,544**	**2,172**	**3,443**
Cash flows from investing activities:			
Additions to investments	(6)	(17)	(361)
Additions to property, plant and equipment	(705)	(890)	(890)
Proceeds from disposal of assets and investments	259	1,101	8
Dividends and interest on capital received from joint ventures and associates	136	10	82
Loans and advances receivable	(99)	2,640	(100)
Others	(25)	(1)	15
Net cash used in investing activities	**(440)**	**2,843**	**(1,246)**
Cash flows from financing activities:			
Loans and financing			
Additions	765	-	300
Repayments	(2,599)	(2,277)	(1,852)
Payments to shareholders:			
Dividends and interest on capital	-	(1,437)	(1,454)
Dividends and interest on capital attributed to noncontrolling interest	(6)	(91)	(5)
Other transactions with noncontrolling interest	-	(17)	-
Net cash provided by (used in) financing activities	**(1,840)**	**(3,822)**	**(3,011)**
Increase (decrease) in cash and cash equivalents from discontinuing operations	**(2)**	**(44)**	**(45)**
Increase (decrease) in cash and cash equivalents	1,262	1,149	(859)
Cash and cash equivalents in the beginning of the period	5,368	4,328	6,716
Effect of exchange rate changes on cash and cash equivalents	(247)	(6)	(137)
Cash of subsidiaries disposed	(14)	(103)	-
Cash and cash equivalents, end of period	**6,369**	**5,368**	**5,720**

Non-cash transactions:			
Additions to property, plant and equipment - interest capitalization	44	60	83

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 ANNEX 2 – VOLUMES SOLD, PRICES AND MARGINS Volume sold - Minerals and metals ‘000 metric tons 2Q18 1Q18 2Q17 Iron ore fines72,92170,81169,019 ROM 368 410 240 Operating margin by segment (EBIT adjusted margin) % 2Q18 1Q18 2Q17 Ferrous Minerals44.345.637.2 Coal (2.9) 10.3 18.7 Base Metals22.018.01.5 Total¹ 35.3 36.0 25.2 ¹ Excluding non-recurring effects

ANNEX 3 – RECONCILIATION OF IFRS AND "NON-GAAP" INFORMATION

(a) Adjusted EBIT[1]

US$ million	2Q18	1Q18	2Q17
Net operating revenues	8,616	8,603	7,235
COGS	(5,377)	(5,224)	(5,102)
SG&A	(122)	(124)	(132)
Research and development	(92)	(69)	(80)
Pre-operating and stoppage expenses	(67)	(78)	(90)
Other operational expenses	(82)	(80)	(88)
Dividends and interests on associates and JVs	165	70	82
Adjusted EBIT	3,041	3,098	1,825

[1] Excluding non-recurring effects.

(b) Adjusted EBITDA

EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion of gains and/or losses on sale of assets, non-recurring expenses and the inclusion of dividends received from non-consolidated affiliates. However our adjusted EBITDA is not the measure defined as EBITDA under IFRS, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:

Reconciliation between adjusted EBITDA and operational cash flow

US$ million	2Q18	1Q18	2Q17
Adjusted EBITDA	**3,902**	**3,971**	**2,729**
Working capital:			
Accounts receivable	201	17	1,380
Inventories	(262)	56	(223)
Suppliers	(37)	(340)	244
Payroll and related charges	175	(541)	199
Others	250	(105)	(162)
Adjustment for non-recurring items and other effects	**(192)**	**(115)**	**(82)**
Cash provided from operations	**4,037**	**2,943**	**4,085**
Income taxes paid - current	(46)	(240)	(37)
Income taxes paid - settlement program	(113)	(125)	(120)
Interest paid for third parties	(274)	(381)	(412)
Participative stockholders' debentures paid	(72)	-	(70)
Derivatives received (paid), net	12	(25)	(3)
Net cash provided by (used in) operating activities	**3,544**	**2,172**	**3,443**

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Reconciliation between adjusted EBITDA and net income (loss) (c) Net debt US$ million 2Q18 1Q18 2Q17 (d) Total debt / LTM Adjusted EBITDA US$ million 2Q18 1Q18 2Q17 (e) LTM Adjusted EBITDA / LTM interest US$ million 2Q18 1Q18 2Q17 LTM Adjusted EBITDA / LTM gross interest (x)11.49.57.9 LTM adjusted EBITDA / LTM interest payments (x) 11.4 9.7 8.3 LTM operational profit / LTM interest payments (x)8.67.15.5

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: July 25, 2018		Director of Investor Relations

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